503/10/05

BB

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH., D.C. 213

SECURITIE 05036649 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Sciences, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Milk Street, 2nd Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yun Chien (617) 338-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis & Associates, CPA
(Name – *if individual, state last, first, middle name*)

P.O. Box 191742 MA 02119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yun Ying Chien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Sciences, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAO-SHU HO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2010

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SCIENCES, INC
DECEMBER 31, 2004
INDEX

LEWIS
& ASSOCIATES, CPA
Accounting for Solutions

Financial Sciences, Inc.
21 Milk Street, 2nd floor
Boston, MA 02109

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying statement of financial condition of Financial Sciences, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements referred to above present fairly, in all material respects, the financial position of Financial Sciences, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Marilyn Lewis, CPA

Boston, Massachusetts
February, 2005

P. O. Box 191742 Boston, MA 02119 • Tel. (617) 541-3343 • Fax (617) 541-3278 • E-mail: Cpastop@aol.com

FINANCIAL SCIENCES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents			$ 26,060
Deposits with clearing organizations and others			100,573
Receivable from broker-dealers and clearing organizations			20,442
Securities owned:			
NASD Securities		7,500	
Other Securities		936,758	
			944,258
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation	$3,411		842
Deferred Income Taxes			218,062
			$ 1,310,237

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities:	
Other Payable	1,376
Income Tax Payable	18,046
	19,422
Stockholders' equity:	
Common stock, par value $30, 5000 shares issued	150,000
Additional paid-in capital	550,775
Retained earnings	590,040
Total stockholders equity	1,290,815
	$ 1,310,237

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$ 363,466
Interest and Dividends	9,962
Net gains on firm securities trading account	(35,771)
	337,657
EXPENSES:	
Employee compensation and benefits	120,276
Floor brokerage and commissions	79,396
Communications and data processing	29,588
Regulatory and registration cost	7,578
Occupancy	48,062
Other expenses	8,017
	292,917
Income before taxes	44,740
Provision for Income taxes	20,546
	20,546
Net Income	$ 24,194
Earnings per Share of Common Stock	$ 4.84

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC.
STATEMENT OF CHANGES IN STOCKHLODERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2004	5000	$ 150,000	$ 550,775	$ 565,846	1,266,621
Net Income				24,194	24,194
Balances at December 31, 2004	5000	$ 150,000	$ 550,775	$ 590,040	$ 1,290,815

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities		
Net Income:		$ 24,194
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	665	
Decrease in Income Tax Receivable	3,805	
Decrease in Clearance Account	(291)	
Unrealized Gains-Securities	(39,698)	
Increase in Income Tax Payable	18,046	
Increase in Other Payables	1,015	
Total Adjustments		(16,458)
Net cash used in operating activities		7,736
Increase in cash		7,736
Cash at beginning of the year		18,324
Cash at end of the year		$ 26,060

Supplemental cash flow disclosures:

Income tax payments	$ 2,500

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1-Organization and Nature of Business

The company, a securities broker/dealer servicing the general public, is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Massachusetts corporation organized in 1992.

NOTE 2-Significant Accounting Policies

a. Basis of Presentation

The financial statements, which include the accounts of the company, are prepared on the accrual basis. The Company is engaged in a single line of business as a securities broker-dealer. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition

Marketable securities are valued at market value.

c. Commissions

Commissions and related clearinghouse expenses are recorded on a trade-date basis as securities transactions occur.

d. Income Taxes

The Company has included a provision for income taxes and is calculated based on current tax laws and rates.

e. Depreciation

Office Equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

f. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3-Cash and cash Equivalents

Cash and cash equivalents stated in the Statement of Cash Flows consists of the operating cash.

NOTE 4-Receivables to Broker-Dealers

Commissions receivables from clearing organizations at December 31, 2004are $ 20,442.

FINANCIAL SCIENCES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 5-Securities Owned

Marketable securities owned at December 31, 2004 consist of the following:

NASD Stock	$ 7,500
Corporate Stocks and Options	$ 936,578
	$ 944,258

NOTE 6-CAPITAL STOCK

Capital Stock is detailed as follows:
Common stock-Par value $30 per share
Authorized: 11,250 shares
Issued and outstanding: 5000 shares

NOTE 7-EQUIPMENT AND IMPROVEMENTS

These accounts are detailed as follows:

Office Equipment	$ 5,658
Leasehold Improvements	24,480
	30,138
Accumulated Depreciation	(29,296)
Net Value	$ 842

NOTE 8-INCOME TAXES

Deferred income tax assets are computed annually for the differences between the financial statement and the tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. An allowance is provided if it is more likely than not that the company will not realize the benefits of a deferred asset. As of December 31, 2004, a valuation allowance has not been provided against the deferred tax asset.

Income tax expense at December 31, 2004 is made up of the following components.

	2004
Current federal income tax expense	$ 10,110
Current state income tax expense	$ 10,436
Income Tax Expense	$ 20,546

NOTE 8 - INCOME TAXES (continued)

Net deferred tax assets consisted of the following at December 31, 2004

	ASSET	LIABILITY	NET
Federal	($17,026)	($121,580)	($104,554)
State	-	($113,508)	($113,508)
Total	($17,206)	($235,088)	($218,062)

NOTE 9- USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ nom those estimates.

NOTE 1O-CONCENTRA TION OF CREDIT RISKS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE Il-NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (sec RULE l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the company had net capital of $950,588 which was $ 850,588 in excess of its required net capital of $100,000. The company's net capital ratio was .2.04%. Net capital as reported in the Company's unaudited Form X-17a-5 as of December 31, 2004 does not differ materially from net capital as stated in this report.

NOTE l2-EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (5000 shares).

LEWIS
& ASSOCIATES, CPA
Accounting for Solutions

Financial Sciences, Inc.
21 Milk Street, 2nd floor
Boston, MA 02109

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

I have audited the accompanying financial statements of Financial Sciences, Inc. (the Company) as of and for the year ended December 31, 2004, and have issued my report thereon dated February 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5nderthe Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Sincerely,

Boston, Massachusetts
February 2005

Marilyn Lewis, CPA

P. O. Box 191742 Boston, MA 02119 • Tel. (617) 541-3343 • Fax (617) 541-3278 • E-mail: Cpastop@aol.com

FINANCIAL SCIENCES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE I

NET CAPITAL

Total Stockholders' Equity		$ 1,072,754
Deductions:		
Furniture, equipment, and leasehold improvements, net	842	
Other Receivables	7,500	
Total deductions		8,342
Net capital before haircuts on securities		1,064,412
Haircuts on securities;		
Options	113,824	
Total haircuts		113,824
Net Capital		$ 950,588
Aggregate Indebtedness		
Other accounts payable and accrued expenses		$ 19,422
Total aggregate indebtedness		$ 19,422
Computation of basic net capital requirement		
Minimum net capital required		$ 1,293
Minimum dollar requirement		100,000
Net capital requirement		$ 100,000
Excess net capital		$ 850,588
Excess net capital @ 1000% (net of 10% aggregate indebtedness)		$ 948,646
Ratio: Aggregate indebtedness to net capital		2.04%

LEWIS
& ASSOCIATES, CPA
Accounting for Solutions

Financial Sciences, Inc.
21 Milk Street, 2nd floor
Boston, MA 02109

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing my audit of the financial statements of Financial Sciences, Inc. (The "Company") for year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial Sciences, Inc. that I consider relevant to the objectives stated in rule 17a-5(g):(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;(3) in complying with the requirements for the prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P. O. Box 191742 Boston, MA 02119 • Tel. (617) 541-3343 • Fax (617) 541-3278 • E-mail: Cpastop@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that that Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,

Boston, Massachusetts
February 2005

Marilyn Lewis, CPA